Mail Stop 3561

October 14, 2008

Mr. John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

      Re: **Whole Foods Market, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2007
               Filed November 29, 2007
               Form 10-Q for the Fiscal Quarters Ended January 20, 2008, April 13, 2008 and July 6, 2008
               File No. 0-19797

Dear Mr. Mackey:

       We have reviewed your supplemental response letter dated September 3, 2008 as well as your filings and have the following comments. As noted in our comment letter dated August 8, 2008, we have limited our review to your financial statements and related disclosures and we do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 3

General

2. We note your response to our prior comment two. Your response states that you organize and manage the business in two primary categories: (1) perishable grocery products; and (2) non-perishable grocery products. We believe these two category groups are too broad and are not responsive to the disclosure requirements given the nature of your food operations wherein the products offerings include diary, meat, seafood, bakery, prepared foods, produce, deli, and general merchandise. As discussed in a previous comment, the disclosures in your 2007 annual report to shareholders present information on product categories which appear to describe your product information in a more meaningful manner and seem to be responsive to the disclosure requirements. Accordingly, we are not persuaded that your two proposed categories for product and service revenue are consistent with the spirit and intent of the disclosure required. We continue to believe the product categories discussed on page 9 of Form 10-K can easily be summarized into several groups of similar products and services such as prepared foods and catering to provide more the required disclosures. In this regard, please revise the two proposed category groups, perishables and non-perishables, into smaller, more identifiable product categories. Please also revise your disclosure to provide in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services as required by Item 101(c)(1)(i) of Regulation S-K. Also, please disclose revenue for each different group of products for each period presented in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131.

Regional Presidents, page 22

3. We note your response to our prior comment three of our letter dated April 22, 2008. Your responses indicated the regions have similar economic characteristics in that the long-term average historic gross margins of all regions are substantially comparable. It is not evident to us how you were able to conclude the regions met all of the aggregation criteria of paragraph 17 given the disparity in economic characteristics based on gross margins. As we have previously noted, our review and analysis of the internal financial reports for fiscal 2007 you provided us indicated the differences in gross profit trends by region are sufficient to conclude that they do not have similar economic characteristics. In this regard, the regions in the western parts of the U.S. such as Northern California, Rocky Mountain, Pacific Northwest and Southern Pacific have sufficiently dissimilar gross margin trends when compared to the other regions to disallow aggregation. Further, as we also previously noted, the Southwest and Florida regions also generate sufficiently different gross profit trends from the other regions in the Mid-Atlantic, North Atlantic, Northeast and South. Based on the internal financial

reports you provided us, we believe your regions render disaggregated information based on gross margins and we are not persuaded that your regions qualify for aggregation into one reportable segment under the requirements of paragraph 17 of SFAS 131. As we discussed in a prior comment, our review indicates your regions do not appear to have ability to attain similar long-term gross margin trends in the near future. Accordingly, please revise your disclosures to present at least three reportable segments based on regional groupings using long-term gross profit trends, or provide us with copies of similar internal financial reports for fiscal 2008 by region if you believe this financial information would change our conclusion and support your aggregation of the regions into one reportable segment based on gross margins.

4.   Please disclose the factors used by the chief operating decision maker to identify your reportable segments, including the basis of organization. In this regard, please disclose that operating segments have been aggregated. See paragraph 26 of SFAS 131.

Form 10-Q, for the Fiscal Quarter Ended July 6, 2008

Item 1. Financial Statements
Notes to Consolidated Financial Statements (Unaudited)

Note 4 – Goodwill and Other Intangible Assets, page 11

5.   We note your response to our prior comment three. Given the current unfavorable economic climate, the declines in consumer spending, your comparable store sales performance, and year-to-date net income results during 2008, and the overall current market capitalization value, we do not understand how you concluded that no impairment exists. Further, it is not clear to us what assumptions were used to project the number and timing of new store openings, future revenue growth rates and operating expenses growth rates to determine your estimated fair value in connection with your review of goodwill and other intangible assets for impairment as of April 13, 2008 and as of July 6, 2008. Your common stock has continued to trade at lower levels over the last several months and appears to have reached its 52 week low of $14 to $15.00 per share. Accordingly, please provide us with the detailed analysis that was performed with your determination of estimated fair value in connection with Step 1 of your review of goodwill and other intangible assets for impairment. For each key assumption used, please also provide us with a comprehensive explanation of the reason why you believe that assumption is appropriate. Please also provide us with a summary of the overall basis for your conclusion that goodwill and intangible assets have not been impaired in 2008 as a result of the current unfavorable business climate. Refer to paragraphs 26 through 28 of SFAS 142.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

6.   We note the revised disclosure in Form 10-Q for the fiscal quarter ended July 6, 2008, and your response to our prior comment four. We note from your disclosure in that report you have not accrued any loss related to the outcome of the proceedings by the Federal Trade Commission ("the FTC".) Accordingly, please provide us with a copy of the management statement you were required to submit in September 2008 to the FTC in connection with their proceedings. Please also provide us with a more comprehensive explanation as to why you have not estimated and recorded an amount with respect to your obligations and commitments that may result from this contingency. Refer to paragraphs 8 through 10 of SFAS 5.

Executive Summary, page 20

7.   Your current disclosures discuss in various sections of management's discussion and analysis on pages 20 through 23 various data on store activity during the period such as the information. However, since the data is presented in piecemeal it is difficult for an investor to gather a good understanding of your overall store activity within each period. Given the significant amount of store activity each of your reporting periods, please consider providing a more comprehensive summary of store activity in tabular form presenting in one place for investors the beginning and ending balances of stores in operation along with new store openings, closings, renovations, and relocations for all periods presented.

Results of Operations, page 21

8.   We note your disclosure that certain stores were excluded from comparable store sales. To enhance investors' understanding of store performance, please disclose in each quarterly and annual report the definition of comparable store sales and identical store sales, and explain how you treat relocations and renovated stores in your calculation of their performance. Your definitions should clearly explain how stores acquired from Wild Oats are handled in both calculations.

9.   We note your revised disclosure in Form 10-Q for the third quarter of 2008 and your response to our prior comment five. Please clarify in your disclosure if you anticipate the factors you identify that are causing the current trend of declining gross margin to continue to impact future periods. Refer to Item 303(a) (3) of Regulation S-K.

10.   Please revise your disclosure to clarify in the analysis of the change in net sales the number of new store openings and the amount of sales they contributed during the current period compared to the same period in the prior year.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

11.   We note your revised disclosure in Form 10-Q for the third quarter of 2008 and your response to our prior comment six. Please also discuss the impact on cash flows of the increase in interest expense in 2008 due to a higher level of long-term debt and borrowings on credit facilities for all periods presented.

*   *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, Michael Moran, Review Accountant, at (202) 551-3720 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

                            Sincerely,

                            Andrew Mew
                            Accounting Branch Chief